VIA EDGAR

February 3, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    H. Roger Schwall

Assistant Director, Natural Resources

Re:                             Sundance Energy Australia Limited

Amendment No. 2 to Registration Statement on Form F-1

Filed January 27, 2014

File No. 333-192953

Dear Mr. Schwall:

Set forth below are the responses of Sundance Energy Australia Limited (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 30, 2014, with respect to the Company’s registration statement on Form F-1 (the “Registration Statement”), as amended through Amendment No. 2 filed with the Commission on January 27, 2014.

For your convenience, each response below is prefaced by the exact text of the Staff’s corresponding comment in bold text.

633 17th Street Suite 1950 Denver, CO 80202 303.543.5700 [o] 303.543.5701 [f] www.sundanceenergy.net	32 Beulah Road Norwood SA 5067 Australia +61 8 8363 0388 [o] +61 881320766 [f] www.sundanceenergy.com.au ACN 112202 883

Amendment No. 2 to Registration Statement on Form F-1 Filed January 27, 2014

Prospectus Summary

Recent Developments, page 8

1.                                      We note you have disclosed preliminary unaudited financial and operational information for the three months and year ended December 31, 2013, and comparative prior periods. We note similar information was included in an ‘Activities Report for the Quarter Ended 31 December 2013’ filed with the Australian Stock Exchange. Within the ‘Activities Report’ you also provide information regarding cash flows for the quarter and year ended December 31, 2013. Please tell us why similar information was not also included in this prospectus, as would appear to be necessary to comply with Instruction 3 to Item 8.A.5 of Form 20-F, applicable by way of Item 4(a) of Form F-1.

Response: As you have noted above, we have disclosed preliminary unaudited financial and operational information for the three months and year ended December 31, 2013, and comparative prior periods.  We believe that the information we have included satisfies all applicable disclosure requirements.

We understand that Instruction 3 to Item 8.A.5 to Form 20-F requires a company to include in its filing any interim financial information that has been published by the company if such information covers a more current period than the statements otherwise required by Item 8. The requirement covers any publication of “financial information that includes, at a minimum, revenue and income information” (emphasis added), even if that information is not published as part of a complete set of financial statements.

We advise the Staff that the data included in the “Quarterly Activities Report and Appendix 5B” filed with the Australian Stock Exchange on January 27, 2014 was not information that included, at a minimum, both revenue and income information.  Instead, the Quarterly Activities Report excluded income information.  Similarly the Appendix 5B excluded revenue and income information, and only included data disclosed in the manner prescribed by the regulatory form required for exploration phase companies under the rules of the Australian Securities Exchange.  Other than the revenue information in the Quarterly Activities Report, none of the data included in the “Quarterly Activities Report and Appendix 5B” was prepared or presented in accordance with IFRS or any other acceptable method of accounting.

We offer the following examples of significant classification differences between information required to be included in the “Quarterly Activities Report and Appendix 5B” and statements of cash flows prepared in accordance with IFRS for the period ended September 30, 2013:

•                  “Net Operating Cash Flows” in Appendix 5B includes payments for development and exploration, both of which would be classified as “Net Cash Used in Investing Activities” under IFRS.  Comparing our Appendix 5B net operating cash flows to our statement of cash flows prepared in accordance with IFRS for the nine-month period ended September 30, 2013 results in a difference of $113.1 million (net cash provided by operating activities was a $36.4 million source under IFRS, compared to a net use of $76.7 million in the Appendix 5B).

•                  “Net Operating Cash Flows” in Appendix 5B includes payments for interest and other costs of finance paid, which would generally be classified in “Net Cash Provided by Financing Activities” under IFRS for oil and gas explorers and producers.

Further, we note that substantially all cash flow information presented in our Registration Statement, excluding the financial pages (F-pages), are presented in summary form (summarized by net operating, investing and financing activities).  If we were to present any of these summarized categories from the “Quarterly Activities Report and Appendix 5B”, it would require significant reconciliation and explanation and, we believe, could result in confusion for the reader since some of the captions are similarly titled to captions in a statement of cash flows prepared in accordance with IFRS or U.S. GAAP.

Notwithstanding, we note the Commission’s Release No. 33-8879, which states that the intent of Item 8.A.5 is to make information available in U.S. offering documents as current as information that is available elsewhere.  We have therefore included in our Registration Statement the revenue data filed as part of the “Quarterly Activities Report and Appendix 5B” that we believe is material and that would not cause confusion on the part of the potential investor in light of our consolidated financial information included elsewhere in the Registration Statement.

Sundance Energy Australia Limited

Consolidated Financial Statements for September 30, 2013 and the Nine-Month Period Then Ended (Unaudited)

Note 5 - Assets Held for Sale, page F-18

2.                                      We have reviewed your response to prior comment nine and note, in part, that your Bakken properties are not presented as discontinued operations as you believe the properties are not a “major … geographical area” and that you “only have one major … geographical area, which is North America.” However, based upon paragraphs BC61 and BC71 of IFRS 5, it appears the reference to “major” in paragraph 32 only relates to a line of business and not a geographical area of operations. Based upon the map of your operations located on your website, and disclosures made in this prospectus, it appears that your Bakken properties are a separate geographical area of operations. Accordingly, please provide us a further analysis explaining why the operations related to your Bakken properties are not required to be presented as discontinued operations under IFRS 5.

Response:  As described in the Form F-1, our strategic focus is the exploration, development and production of large, repeatable onshore resource plays in North America, which is our only major line of business and only geographic area of operations. All of the basins/formations in which we operate have common operational characteristics and challenges and all are large, repeatable onshore resource plays.

Per IFRS 5 paragraph 32, discontinued operations are defined as, “A discontinued operation is a component of an entity that either has been disposed of, or is classified as held for sale, and

(a)         represents a separate major line of business or geographical area of operations,

(b)         is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations or

(c)          is a subsidiary acquired exclusively with a view to resale.

Subsequent to the potential disposition of all of our Bakken properties, our major line of business, major geographic area of operations, major strategic focus and our reporting segment will continue as it currently exists.  The potential disposition of all of our Bakken properties does not represent a major strategic shift in operations, nor the disposition of our one reporting segment.

In its Exposure Draft, the IASB proposed adopting the SFAS 144 definition of discontinued operations (BC67 of IFRS 5).  However the IASB considered that the size of the unit that could be classified as discontinued in accordance with SFAS 144 was “too small, with the result that the information provided by separately presenting discontinued operations may not be as useful as it could be” and as a result of these practical problems, concluded that the definition was not appropriate (BC69 and 70).  The IFRS definition of a discontinued operation remains principles-based and; as such, there is no specific definition of a geographical area.  The determination of a geographical area is dependent upon a Company’s specific facts and circumstances. We believe in our circumstances, given the commonality of our strategic objective across all of our properties in North America, that North America is properly treated as one geographic area for our line of business, which is the exploration, development and production of large, repeatable onshore resource plays.

If geographical area of operations requires a narrower definition than a strategic approach to operations, one could argue that essentially any disposition could result in discontinued operation treatment as each well, each lease or prospect, each county, or each basin could be considered a “geographic area of operation,” absent any reference to “major.”  We believe that the reference to “major” in paragraph 32 of IFRS 5 relates to both a line of business and a geographical area of operations.  Based on the following excerpt from their Exposure Draft related to Reporting Discontinued Operations, the FASB appears to believe that the reference to “major” relates to both a line of business and geographical area in their “very similar” proposed definition of discontinued operations:

“After conducting user outreach and considering various other alternatives for the definition of discontinued operation to address respondents’ concerns, the Board [FASB] decided to propose a definition of discontinued operation that is very similar to the existing definition in IFRS 5.  Specifically, the Board [FASB] concluded that the results of operations of a component of an entity or a group of components of an entity may qualify for discontinued operations reporting only if they represent a separate major line of business or major geographical area of operations.  The Board [FASB] concluded that the separate major line of business or major geographical area criteria would capture only those disposals representing major strategic shifts in operations that should be reported as discontinued operations (BC10).”

In conclusion, we advise the Staff that our strategic focus is the exploration, development and production of large, repeatable onshore resource plays in North America, which is our only major line of business and only geographic area of operations.  The potential disposition of all of our Bakken properties does not represent a major strategic shift in operations, nor the disposition of our one reporting segment.    Subsequent to the potential disposition of all of our Bakken properties, our major strategic focus, reporting segment, major line of business and major geographic area of operations will continue as it currently exists.

* * * * *

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (303) 543-5700 or William D. Davis II of Baker & McKenzie LLP at (713) 427-5000.

Very truly yours,

SUNDANCE ENERGY AUSTRALIA LIMITED

By:	/s/ Eric P. McCrady
Name:	Eric P. McCrady
Title:	Chief Executive Officer

cc:                                Michael Fay (Securities and Exchange Commission)

Mark Wojciechowski (Securities and Exchange Commission)

John Hodgin (Securities and Exchange Commission)

Paul Monsour (Securities and Exchange Commission)

Cathy Anderson (Sundance Energy Australia Limited)

William D. Davis II (Baker & McKenzie LLP)

Andrew S. Reilly (Baker & McKenzie LLP)

David S. Bakst (Mayer Brown LLP)

Kirk Tucker (Mayer Brown LLP)